SEC RULE 12g3-2(b) EXEMPTION NO. 82-2950



Investor Services

Computershare Trust Company of Canada
100 University Avenue
Toronto, Ontario
M5J 2Y1
Telephone 1-800-663-9097
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

REVISED

April 16, 2003

To: Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland and Lab
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Commission des valeurs mobilieres du Quebec
Saskatchewan Securities Commission
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territories
Nunavut Legal Registry
TSX Venture Exchange





Dear Sirs:

Subject: Notification of Meeting and Record Date

We advise the following with respect to the Annual & Special Meeting of Shareholders for the subject Corporation:

1.	Name of the Reporting Issuer	:	Altai Resources Inc.
2.	Date Fixed for the Meeting	:	June 18, 2003
3.	Record Date for Notice	:	May 8, 2003
4.	Record Date for Voting	:	May 8, 2003
5.	Beneficial Ownership Determination Date	:	May 8, 2003
6.	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting	:	Common
7.	Classes or Series of Securities that entitle the holder to Vote at the Meeting	:	Common
8.	Business to be conducted at the Meeting	:	Non-routine
9.	Cusip	:	02136K 10 8

Yours truly,

(Signed)
Charmaine Mullings
Assistant Account Manager
Stock Transfer Services
(416) 263-9522
(416) 981-9800 Fax

dlw 6/6

c.c. Altai Resources Inc.